LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

06011867

23 February 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad ("LICB")

We enclose herewith a copy of the Financial Results Announcement dated 23 February 2006, Re: Second Quarterly Report for the financial period ended 31 December 2005 for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

3/23

Level 46, Menara Citibank, 165, Jalan Ampang, 50450 Kuala Lumpur, Malaysia
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

Form Version 2.0

Financial Results

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 23/02/2006 05:57:23 PM

Reference No LI-060223-6B027

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**LION INDUSTRIES CORPORATION BERHAD**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**WONG PHOOI LIN**
* Designation	:	**SECRETARY**

Part A1 : QUARTERLY REPORT

*** Quarterly report for the financial period ended** : **31/12/2005**

*** Quarter** : ○ 1 Qtr ● 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other

*** Financial Year End** : **30/06/2006**

*** The figures** : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

LICB-06Q2.xls

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/12/2005**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER * 31/12/2005 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/12/2004 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE * 31/12/2005 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2004 [dd/mm/yyyy] RM'000
1	Revenue	738,999	976,161	1,473,514	2,060,221
2	Profit/(loss) before tax	30,257	88,991	2,834	365,849

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary 23 FEB 2006

3	Profit/(loss) after tax and minority interest	35,323	62,637	15,677	293,818
4	Net profit/(loss) for the period	35,323	62,637	15,677	293,818
5	Basic earnings/(loss) per share (sen)	5.07	9.17	2.25	43.14
6	Dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share (RM)	3.8700	3.9600

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER* 31/12/2005 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/12/2004 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE* 31/12/2005 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2004 [dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	-46,916	93,584	-57,796	242,787
2	Gross interest income	10,026	6,504	16,580	11,698
3	Gross interest expense	37,217	34,875	75,834	72,566

Remarks :

Note: The above information is for the Exchange internal use only.

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

23 FEB 2006

LION INDUSTRIES CORPORATION BERHAD

(Incorporated in Malaysia) (415-D)

Interim Report for the Second Quarter Ended 31 December 2005

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Incorporated in Malaysia)

Interim report for the second quarter ended 31 December 2005

The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	Note	CURRENT YEAR QUARTER 31/12/2005 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/12/2004 RM'000	CURRENT YEAR TO DATE 31/12/2005 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2004 RM'000
Revenue		738,999	976,161	1,473,514	2,060,221
Operating expenses		(786,096)	(882,609)	(1,539,728)	(1,817,499)
Other operating income		181	32	8,418	65
Profit/(loss) from operations		(46,916)	93,584	(57,796)	242,787
Finance costs		(37,217)	(34,875)	(75,834)	(72,566)
Share in results of associated companies		122,364	23,778	137,884	183,930
Income from other investments		10,026	6,504	16,580	11,698
Provision for loss on dilution in shareholdings of a subsidiary company		(18,000)	-	(18,000)	-
Profit before taxation		30,257	88,991	2,834	365,849
Taxation	17	1,041	(26,704)	6,756	(69,102)
Profit after taxation		31,298	62,287	9,590	296,747
Minority interests		4,025	350	6,087	(2,929)
Net profit for the period		35,323	62,637	15,677	293,818
Earnings per share (sen):	25				
- Basic		5.07	9.17	2.25	43.14
- Fully diluted		-	9.13	-	43.03

(The Condensed Consolidated Income Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2005)

Interim report for the second quarter ended 31 December 2005 (Cont'd)

The figures have not been audited.

CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	AS AT END OF CURRENT QUARTER 31/12/2005 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2005 RM'000
Property, plant and equipment		2,193,787	2,173,221
Forest concessions		295,534	300,932
Plantation development expenditure		148,769	146,859
Land held for property development		54,229	54,215
Investment in associated companies		513,660	479,221
Long-term investments		192,851	242,328
Deferred tax assets		33,476	33,419
Intangible assets		303,316	313,154
Current assets:			
- Inventories		1,032,269	1,067,748
- Short-term investments		58,260	39,990
- Property development costs		38,659	37,384
- Amount due by contract customers		521	1,051
- Trade receivables		482,138	519,291
- Other receivables		268,506	291,374
- Deposits, cash and bank balances		268,992	193,956
		2,149,345	2,150,794
Current liabilities:			
- Trade payables		471,230	470,707
- Other payables		351,076	411,688
- Amount due to contract customers		1,733	1,182
- Short-term borrowings	21	274,742	433,840
- Bonds and USD Debts	21	274,298	88,959
- Tax liabilities		5,505	3,857
		1,378,584	1,410,233
Net current assets		770,761	740,561
		4,506,383	4,483,910
Share capital		697,056	697,056
Reserves		1,529,913	1,580,932
Shareholders' funds		2,226,969	2,277,988
Minority interests		469,955	482,427
Long-term borrowings	21	1,601,123	1,206,182
Bonds and USD Debts	21	63,579	323,986
Deferred tax liabilities		117,075	142,075
Deferred payables		27,682	51,252
		4,506,383	4,483,910
Net tangible assets per share (RM)		2.76	2.82

(The Condensed Consolidated Balance Sheets should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2005)

Interim report for the second quarter ended 31 December 2005 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Note	Share Capital RM'000	Share Premium RM'000	Negative Goodwill RM'000	Other Reserves RM'000	Accumulated Profit/(Loss) RM'000	Total RM'000
31 December 2005							
Balance at 1 July 2005		697,056	515,190	769,593	34,560	261,589	2,277,988
Amortisation for the period		-	-	(17,047)	-	-	(17,047)
Currency translation differences		-	-	-	(2,031)	-	(2,031)
Dividend paid for the financial year ended 30 June 2005	7	-	-	-	-	(5,018)	(5,018)
Effect on dilution of an associated company		-	-	-	-	(42,600)	(42,600)
Net profit for the period		-	-	-	-	15,677	15,677
Balance at 31 December 2005		697,056	515,190	752,546	32,529	229,648	2,226,969
31 December 2004							
Balance at 1 July 2004		679,235	515,190	828,679	56,058	(55,961)	2,023,201
Issue of shares		11,451	-	-	-	-	11,451
Amortisation for the period		-	-	(17,528)	-	-	(17,528)
Currency translation differences		-	-	-	(20,167)	-	(20,167)
Dividend paid for the financial year ended 30 June 2004		-	-	-	-	(4,923)	(4,923)
Net profit for the period		-	-	-	-	293,818	293,818
Balance at 31 December 2004		690,686	515,190	811,151	35,891	232,934	2,285,852

(The Condensed Consolidated Statements of Changes In Equity should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2005)

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Incorporated in Malaysia)

Interim report for the second quarter ended 31 December 2005 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

	Note	CURRENT YEAR-TO-DATE 31/12/2005 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2004 RM'000
OPERATING ACTIVITIES			
Profit before taxation		2,834	365,849
Adjustments for:			
Non-cash items (mainly depreciation)		86,668	54,993
Non-operating items (mainly associates' results & finance costs)		(78,630)	(123,062)
Operating profit before changes in working capital		10,872	297,780
Changes in working capital:			
Net changes in current assets		98,574	(156,984)
Net changes in current liabilities		(122,765)	(28,123)
Others (mainly tax paid)		(7,642)	(19,504)
		(20,961)	93,169
INVESTING ACTIVITIES			
Proceeds from disposal of investments		73,392	908
Others (mainly purchase of property, plant and equipment)		(81,833)	(37,875)
		(8,441)	(36,967)
FINANCING ACTIVITIES			
Issue of shares		-	11,451
Issuance of debt securities		500,000	-
Dividend paid to shareholders	7	(5,018)	(4,923)
Bank borrowings		(257,724)	5,926
Redemption/repayment of Bonds and USD Debts		(88,014)	(19,847)
Others (mainly interest paid)		(15,766)	(39,080)
		133,478	(46,473)
Net changes in cash & cash equivalents		104,076	9,729
Effects of exchange rate changes		580	-
Cash & cash equivalents at beginning of the period		94,586	197,125
Cash & cash equivalents at end of the period		199,242	206,854

(The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2005)

Interim report for the second quarter ended 31 December 2005 (Cont'd)
The figures have not been audited.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Accounting policies and methods of computation

The interim financial report has been prepared in accordance with the Financial Reporting Standards ("FRS") (formerly known as Malaysian Accounting Standards Board) 134, "Interim Financial Reporting" and Part A of Appendix 9B of the Listing Requirements of Bursa Malaysia Securities Berhad and should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2005.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the financial year ended 30 June 2005 except for the adoption of the new FRS standards.

The adoption of the new FRS standards does not have any material effect on the financial results of the Group for the financial year-to-date.

2. Qualification of audit report

There were no audit qualifications on audit report of the preceding audited financial statements.

3. Seasonality or cyclicality

The operations of the Group are not subjected to material seasonal or cyclical effects except for timber extraction which is normally reduced during the wet weather seasons between October and February.

4. Unusual items

Other than as disclosed, there were no items affecting assets, liabilities, equity, net income or cash flows that are unusual because of their nature, size or incidence.

5. Material changes in estimates

There were no material changes in estimates of amounts reported in prior interim period of the current financial year or in prior financial years.

6. Debt and equity securities

During the financial year-to-date, the Group has issued RM500 million Bai' Bithaman Ajil Islamic debt securities and has redeemed/repaid part of its Bonds and USD Debts amounting to RM88 million.

Other than the above, there were no issuance, cancellations, repurchases, resale and repayments of debt and equity securities for the current quarter and financial year-to-date.

7. Dividend paid

During the current quarter and financial year-to-date, a first and final dividend of 1.0%, less tax, amounting to RM5.0 million in respect of the previous financial year ended 30 June 2005 was paid by the Company.

8. Segmental reporting

The Group's segmental report for the financial year-to-date is as follows:

	REVENUE			Segment
	Total RM'000	Inter-Segment RM'000	External RM'000	Results RM'000
Steel	1,180,425	(9,767)	1,170,658	(45,695)
Timber extraction and pulp and paper	168,679	-	168,679	(419)
Building materials	66,715	-	66,715	110
Property and construction	12,721	-	12,721	2,098
Tyre	12,213	-	12,213	(7,078)
Others	42,528	-	42,528	(4,968)
	1,483,281	(9,767)	1,473,514	(55,952)
Unallocated costs				(1,844)
Loss from operations				(57,796)
Finance costs				(75,834)
Share in results of associated companies				137,884
Income from other investments				16,580
Provision for loss on dilution				(18,000)
Profit before taxation				2,834

9. Valuation of property, plant and equipment

The valuation of property, plant and equipment have been brought forward without any amendment from the previous audited financial statements.

10. Material events subsequent to the balance sheet date

Other than as disclosed in Note 20, there were no material events subsequent to the end of the interim period that have not been reflected in the financial statements for the interim period.

11. Changes in the composition of the Group

There were no material changes in the composition of the Group for the financial year-to-date except for the completion of the disposal of Hebei Weiyuan Heilen Bio-Chemical Co Ltd, a 55% owned subsidiary company of the Company.

12. Changes in contingent liabilities or contingent assets

The contingent liabilities or contingent assets of the Company's listed subsidiary, Lion Forest Industries Berhad ("Lion Forest") are reported in the Interim Report of Lion Forest.

Other than the above, there were no material changes in contingent liabilities or contingent assets since the last audited balance sheet date.

13. Review of performance

As compared to the preceding year corresponding period, loss from operations was reported for the financial period under review on the back of a lower revenue. This was largely attributed to the lower contribution from our hot briquetted iron ("HBI") operation following the substantial increase in the raw materials (iron ore) prices.

However, the gain recognised pursuant to the listing on The Stock Exchange of Hong Kong of the retail business by its associated company has mitigated the losses reported by the other divisions.

14. Comparison with the preceding quarter's results

	Revenue		Profit/(Loss) From Operations	
	Current Quarter 31/12/2005 RM'000	Immediate Preceding Quarter 30/9/2005 RM'000	Current Quarter 31/12/2005 RM'000	Immediate Preceding Quarter 30/9/2005 RM'000
Steel	571,085	599,573	(31,367)	(14,328)
Timber extraction and pulp and paper	101,800	66,879	(3,513)	3,094
Tyre (new operation in China)	9,716	2,497	(4,714)	(2,364)
Others	56,398	65,566	(6,408) *	3,648
Unallocated costs	-	-	(914)	(930)
	738,999	734,515	(46,916)	(10,880)

* *Inclusive of RM6 million loss on disposal of investments*

The steel division continued to operate under a highly competitive environment in view of the slowdown in the domestic construction sector and price dumping by the international producers.

For timber and tyre operations, the Group has managed to record higher sales for both products in the current quarter. However, higher production costs and interruption in the supply of logs caused by the rainy season in Sabah have eroded its margin.

15. Prospects

The Group anticipates the operating environment for steel and timber operations to remain competitive in light of stiff market competition and higher production costs. The Group will continue to focus on enhancing its productivity and efficiency levels whilst attempting to grow its market share.

For retail operation owned by an associated company, the successful quotation on the Hong Kong stock exchange will enable it to stand on a stronger financial footing and widen its earning base.

16. Profit forecast / profit guarantee

This note is not applicable.

17. Taxation

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/12/2005 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/12/2004 RM'000	CURRENT YEAR TO DATE 31/12/2005 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2004 RM'000
In respect of current period:				
- income tax	573	3,706	2,512	17,224
- deferred tax	(12,056)	13,900	(25,056)	33,632
	(11,483)	17,606	(22,544)	50,856
Associated companies	10,442	9,098	15,788	18,246
	(1,041)	26,704	(6,756)	69,102

The taxation (deferred tax assets) was provided for the current quarter and financial year-to-date in respect of the loss making companies. Profit recorded by the Group was mainly contributed by the non-taxable income.

18. Unquoted investments and/or properties

Other than as disclosed, there were no material sale of unquoted investments and/or properties for the current quarter and financial year-to-date.

19. Quoted securities

There were no purchases or disposals of quoted securities for the current quarter and financial year-to-date.

The Group's investments in quoted securities (excluding investment in associated company) as at end of the reporting period are as follows:

	RM'000
At cost	65,938
At book value	22,938
At market value	8,712

20. Status of corporate proposals

The status of corporate proposals of the Company's listed subsidiary, Lion Forest is reported in the Interim Report of Lion Forest.

Other than the above, there were no corporate proposals at the date of this report.

21. Group's borrowings and debt securities

The Group's borrowings as at end of the reporting period are as follows:

	Short-Term RM'000	Long-Term RM'000	Total RM'000
Bank Borrowings			
Secured	247,264	1,599,893	1,847,157
Unsecured	27,478	1,230	28,708
	274,742	1,601,123	1,875,865
Bonds and USD Debts			
Secured	274,298	63,579	337,877
	549,040	1,664,702	2,213,742

	Foreign Currency '000	RM'000
The Group's borrowings and debt securities are denominated in the following currencies:		
- Ringgit Malaysia	-	1,512,427
- US Dollar	185,656	701,315
		2,213,742

22. Off balance sheet risk financial instruments

There were no financial instruments with off balance sheet risk at the date of this report.

23. Changes in material litigations

The material litigations of the Company's listed subsidiary, Lion Forest, are reported in the Interim Report of Lion Forest.

Other than the above, there were no material litigations since the last annual balance sheet date.

24. Dividend

The Board does not recommend any interim dividend for the current quarter and financial year-to-date.

25. Earnings per share ("EPS")

Basic

EPS is calculated by dividing the Group's net profit for the period by the weighted average number of ordinary shares in issue of 697.1 million for the current quarter and financial year-to-date (2004 : 682.9 million and 681.0 million) respectively.

Fully diluted

The fully diluted EPS of 2005 is not disclosed as there is no dilutive effect.

The fully diluted EPS of 2004 is calculated by dividing the Group's net profit for the period by the weighted average number of ordinary shares of 685.9 million and 682.8 million for the corresponding quarter and financial year-to-date respectively, after adjusting for the unissued ordinary shares granted to employees pursuant to the Company's Executive Share Option Scheme.

26. Status of conditions imposed by the Securities Commission ("SC") pertaining to the GWRS

The SC has imposed certain conditions in its approval of the group wide restructuring scheme ("GWRS") which included the requirements to disclose the status of the Proposed Divestment Programme (Please refer to Appendix attached).

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Incorporated in Malaysia)

Proposed Divestment Programme ("PDP")
Interim Report for the Second Quarter Ended 31 December 2005

(i) Status of the Proposed Divestments

Assets to be Divested	PDP (Per GWRS)	Concluded Sales			Sale Proceeds Received		
		Up to December 2004	Current Year (Jan-Dec 05) Current Quarter	Current Year (Jan-Dec 05) Year-To-Date	Up to December 2004	Current Year (Jan - Dec 05) Actual Received in Current Qtr	Current Year (Jan - Dec 05) Actual Received in YTD
	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million
By December 2002							
Unlisted shares in pharmaceutical company	2.0	2.0	-	-	2.0	-	-
Unlisted shares in automotive company	29.4	29.4	-	-	29.4	-	-
Listed shares in financial services company	2.5	2.5	-	-	2.5	-	-
	33.9						
By December 2003							
Shares in unlisted companies, industrial land, office block, factories and shoplots in Parade and shopping centre	174.3	18.4	39.8	155.9	18.4	39.8	155.9
By December 2004							
Shares in unlisted companies and shoplots in Parade and shopping centre **	45.4	-	5.8	5.8	-	4.0	4.0
By December 2005							
Shares in unlisted company, factories and apartment **	9.7	-	-	-	-	-	-
By December 2006							
Shares in unlisted companies, commercial land, residential land and shoplots in Parade and shopping centre	278.0	-	-	-	-	-	-
Total	541.3	52.3	45.6	161.7	52.3	43.8	159.9

** The Group is actively looking for potential buyers for its assets/companies under the PDP. Where necessary, the Group will divest other assets which are not under the PDP to redeem/repay the Bonds and USD Debts.

(ii) Transactions completed during the quarter

The transactions completed during the quarter are as follows:

a) The redemption of the unlisted preference shares in an unlisted company:
   - The gross and net redemption proceeds are RM42.6 million (inclusive of interest); and
   - All the proceeds have been received in the current quarter.

b) The disposal of Hebei Weiyuan Heilen Bio-Chemical Co Ltd:
   - The gross and net divestment proceeds are RM3.0 million; and
   - RM1.2 million of the proceeds have been received in the current quarter and the balance RM1.8 million was received in January 2006.

(iii) Utilisation of the divestment proceeds received

The divestment proceeds received were/will be used to redeem/repay the Bonds and USD Debts.